EXHIBIT 21.1

List of Subsidiaries

Ecosphere Energy Services, LLC	July 13, 2009	Delaware

Ecosphere Systems, Inc.	April 14, 2006	Florida

Ecosphere Envirobotic Solutions, Inc.	October 3, 2005	Florida

EES Operating, LLC	July 15, 2009	Delaware

Ecosphere Renewable Energy Corp.	July 29, 2008	Florida

Ecosphere Exploration and Mining Services LLC	March 26, 2010	Delaware